November 2, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Samson Oil & Gas Limited

Registration Statement on Form S-3

File No. 333-183327

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Samson Oil & Gas Limited (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on November 6, 2012, or as soon thereafter as practicable.

 The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact undersigned at 303-524-3360 or S. Lee Terry, Jr. of Davis Graham & Stubbs LLP at 303-892-7484 should you have any questions or comments.

Very truly yours,

By:	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer